Exhibit 99.1

Nano Dimension Earns International Workplace Health and Safety Certification

NESS ZIONA, Israel, January 16, 2018 - Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has achieved certification for the OHSAS 18001:2007 international standard for occupational health and safety within the workplace.

The OHSAS 18001:2007 standard promotes healthy and safe working environments with protocols designed to help organizations manage and control risks and reduce the likelihood of accidents in the workplace. The certification was awarded by the Standards Institute of Israel, an international accredited certification body, after validating Nano Dimension’s applications, systems, processes and services.

“Our employees are the heart of our company,” said Amit Dror, CEO and co-founder of Nano Dimension. “Since our company’s inception, we’ve focused heavily on providing a safe workplace for all of us. Having our processes validated on the international level ensures that our current and prospective workers will understand our commitment to their health and well-being. These measures increase our efficiency, reduce costs and help keep our employees healthy and motivated.”

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses measures that increase efficiency, reduce costs and help keep employees healthy and motivated. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com